Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

May 12, 2023

Office of Industrial Applications and Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Benjamin Richie and Lauren Nguyen

Re:	Allurion Technologies Holdings, Inc.

Draft Registration Statement on Form S-4

Submitted February 14, 2023

CIK No. 0001964979

Ladies and Gentlemen,

This letter is submitted on behalf of Allurion Technologies Holdings, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Draft Registration Statement on Form S-4 submitted on February 14, 2023 (the “Draft Registration Statement”), as set forth in your letter dated March 13, 2023 addressed to Shantanu Gaur, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently publicly filing a revised Registration Statement (the “Registration Statement”), which includes changes that reflect responses to the Staff’s comments. The Registration Statement also contains certain additional updates and revisions.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Draft Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending this letter and the Registration Statement (marked to show changes from the Draft Registration Statement) via email.

Draft Registration Statement on Form S-4, submitted February 14, 2023

Question: What Are The Risks For Any Public Warrant Holders Post Business Combination?, page 21

1.

Revise this Question & Answer to quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 36 of the Registration Statement accordingly.

Division of Corporation Finance

Office of Industrial Applications and Services

United States Securities and Exchange Commission

May 12, 2023

Question: What Are The Material Differences, If Any, In The Terms And Price Of Securities Issued, page 23

2.	Please revise to disclose the approximate number of shares that the PIPE Investors will purchase at a discount to the market price in the PIPE Investment.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 38-39 of the Registration Statement accordingly.

Questions & Answers About the Business Combination and Special Meeting, page 23

3.

Revise to include a Question & Answer to disclose that under the terms of the Revenue Interest Financing Agreement, Allurion will be required to make additional payments within thirty days of December 31, 2027 in an amount equal to 100% of the Investment Amount less the aggregate amount of all of the payments by Allurion in respect of the revenue interests made to RTW prior to such date, if RTW has not received revenue interest payments equal to 100% of the Investment Amount by December 31, 2027. In your discussion, also describe the RTW Side Letter and Additional Revenue Interest Financing Agreement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 27-28 of the Registration Statement accordingly.

Question: What Are the U.S. Federal Income Tax Consequences of the CPUH Merger?, page 24

4.

We note your disclosure that it is intended that the CPUH Merger will constitute a reorganization within the meaning of Section 368(a)(1)(F) of the Code and that holders of Compute Health Class A Common Stock or warrants will generally not recognize gain or loss upon the exchange of such securities for New Allurion Common Stock or warrants. As a result, it appears that tax consequences may be material to shareholders. Please revise your disclosures to identify tax counsel and file a related opinion or provide us with an analysis explaining why it is not necessary to do so. For guidance, refer to Item 601(b)(8) of Regulation S-K and Section III of Staff Legal Bulletin 19 (October 14, 2011).

Response: The Company respectfully acknowledges the Staff’s comment and advises that it has filed the referenced tax opinion as Exhibit 8.1 to the Registration Statement, and also revised page 40 of the Registration Statement and the disclosure in the section titled “U.S. Federal Income Tax Considerations for Holders of Compute Health Class A Common Stock” accordingly in connection with such filing.

We expect to incur losses for the foreseeable future, and our ability to achieve and maintain profitability depends on the commercial success, page 66

Division of Corporation Finance

Office of Industrial Applications and Services

United States Securities and Exchange Commission

May 12, 2023

5.	Please revise the second paragraph by clarifying that your products have not been approved through the regulatory process yet in the United States.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 89 of the Registration Statement accordingly.

We do not expect that health care providers or patients will receive third-party reimbursement..., page 68

6.

We note your risk factor indicating that inflation, the conflict in Ukraine, and COVID-19 could potentially impact demand for your products and, thus, your profit margins. Please update your risk factors if recent pressures have materially impacted your operations. In this regard, identify the types of economic pressures you are facing and how your business has been affected.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that recent pressures have not materially impacted the Company’s operations. However, in response to the Staff’s comment, the Company has revised the disclosure on page 91 of the Registration Statement to describe how such pressures may impact the Company’s distributors, which may potentially indirectly impact the Company.

Sales of shares of New Allurion Common Stock following the completion of the Mergers may cause the market price, page 111

7.

Revise to provide clear and quantified disclosure about the portion of the combined company’s total outstanding shares that may be sold into the market following the Business Combination. Identify each set of investors that will have certain registration rights and specify the number of securities they will be able to sell pursuant to future resale registration statements that the combined company will be required to file.

Highlight that certain investors may have an incentive to sell even if the trading price at that time is below Compute Health’s IPO price.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 135 of the Registration Statement accordingly.

Some of Compute Health’s officers and directors may have conflicts of interest, page 112

8.

We note the disclosure on page 260 that Compute Health’s sponsor, officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on its behalf and that there is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on Compute Health’s behalf. Revise the risk factor to disclose the approximate out-of-pocket expenses subject to reimbursement in connection with this Business Combination and related transactions.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 137-138 of the Registration Statement accordingly.

Division of Corporation Finance

Office of Industrial Applications and Services

United States Securities and Exchange Commission

May 12, 2023

Pre-existing relationships between participants in the Business Combination and the related transactions or their affiliates, page 113

9.	Revise to enhance your disclosure by describing the pre-existing relationships between the participants in the Business Combination and the related transactions or their affiliates.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, other than as disclosed on pages 138-139 and under the Background of the Business Combination section of the Registration Statement, neither Compute Health’s sponsor nor its affiliates have any pre-existing relationships with the Company or its affiliates prior to the completion of the Business Combination.

In connection with the Business Combination, the Sponsor, or Compute Health’s Initial Stockholders, directors...officers...may elect, page 118

10.

We note that in connection with the stockholder vote to approve the Business Combination, the Sponsor, directors, officers or their respective affiliates may privately negotiate transactions to purchase shares from stockholders and that the purpose of any such purchases of shares would be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination. Please provide your analysis on how such purchases comply with Rule 14e-5. See Tender Offers and Schedules Compliance and Disclosure Interpretation Question 166.01.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 145-146 of the Registration Statement accordingly. The parties further acknowledge that any transactions in efforts to increase the likelihood that the business combination will be consummated will comply with Rule 14e-5. While none of the Sponsor, Compute Health’s directors, officers and/or their respective affiliates have any current intention to enter into such transactions, the Company will file a Current Report on Form 8-K to disclose entry into any such transaction.

Background to the Business Combination, page 149

11.

We note that the Compute Health management team “evaluated approximately 35 potential business combination targets and entered into non-disclosure agreements with six potential targets” and then, subsequently, “entered into non-binding indications of interest with two potential business combination targets, including Allurion.” Please revise your disclosure to provide additional detail regarding the process of eliminating potential targets and the factors considered in the determination to progress with certain potential targets.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 179 of the Registration Statement to provide additional detail regarding Compute Health’s process of eliminating potential business combination targets and the factors Compute Health considered in the determination to progress with certain potential targets.

Division of Corporation Finance

Office of Industrial Applications and Services

United States Securities and Exchange Commission

May 12, 2023

12.

We note that Jean Nehme and Krishna Gupta had met prior to the October 2021 discussions of Allurion as a potential target for Compute Health’s initial business combination. Please revise to provide additional information regarding the relationship between Messrs. Nehme and Gupta prior to the initial engagement discussions and, to the extent necessary, update your disclosure elsewhere or add relevant risk factors to include such information.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 179 of the Registration Statement to provide additional information regarding Dr. Nehmé’s relationship with Mr. Gupta and to clarify that Dr. Nehmé and Mr. Gupta do not have a personal relationship, nor do they have a financial or business relationship beyond the potential business combination between Compute Health and Allurion.

13.

We note that in early 2022, Allurion was engaged in discussions with another SPAC and, because of that, discussions with Compute Health temporarily ceased but then were re- initiated two months later. Please revise to disclose the reasons why on March 18, 2022, Dr. Gaur and Mr. Ishrak reengaged discussions regarding a potential business combination between Allurion and Compute Health.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 180 of the Registration Statement accordingly. As disclosed on page 180 of the Registration Statement, on January 14, 2022, the Company entered in a non-binding letter of intent that included an exclusive negotiation period. Following the expiration of the exclusive negotiate period, the Company reengaged with Compute Health.

14.

On page 153, you state that the parties have faced challenges in securing financing commitments for the proposed business combination. Please provide additional detail regarding these challenges, the reasons for such challenges and how the parties have resolved them.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 182-183 of the Registration Statement accordingly.

15.

We note the disclosure that on April 11, 2022, Mr. Ishrak and a representative of Medtronic discussed potential collaboration opportunities between Medtronic and Allurion in connection with the potential business combination. Revise to clarify whether Mr. Ishrak introduced Medtronic to Allurion due to his pre-existing relationship with Medtronic.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Mr. Ishrak introduced Medtronic to Allurion due to Medtronic being an existing investor in Compute Health and the anticipated synergistic collaboration between Medtronic, as an investor in Compute Health, and Allurion, as the target company of Compute Health. In addition, the Company respectfully advises the Staff that it has revised the disclosure on page 180 of the Registration Statement in response to the Staff’s comment in order to clarify that the introduction was made due to Medtronic’s status as an investor in Compute Health.

Division of Corporation Finance

Office of Industrial Applications and Services

United States Securities and Exchange Commission

May 12, 2023

16.

We note disclosure that on November 15, 2022, the underwriter in the IPO waived any entitlement it may have to any deferred underwriting commissions in connection with the IPO, which amount is disclosed as approximately $30 million. Revise to describe the reasons why such commissions were waived and disclose whether consideration was exchanged for such waiver. Also include risk factor disclosure, as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 184 of the Registration Statement accordingly.

The Compute Health Board’s Reasons for Approval of the Business Combination, page 160

17.

We note, in your bullet point regarding Allurion’s Superior Customer Experience and Growing Patient Base, that Allurion “anticipates that patients will conduct over 10 million “weigh ins” by 2023.” Please revise to provide context by disclosing the number of “weigh ins” you have conducted to date and clarify the number of “weigh ins” you intend on conducting by completion of 2023 or remove.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 193 of the Registration Statement to remove the disclosure regarding the number of “weigh-ins” in response to the Staff’s comment.

18.

We note, in your seventh bullet point on page 162, that “Allurion was valued on an implied enterprise value to 2023E revenue multiple of 3.6x” but that there were discussions regarding whether the enterprise value would be determined using 4.0x, 4.28x, and 5.0x. Please revise your disclosure to discuss how the parties reached agreement on the enterprise value for Allurion.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 194 of the Registration Statement to provide additional detail regarding how the parties reached agreement on the enterprise value for Allurion.

19.

We note the disclosure that the directors of Compute Health reviewed and considered the conflicts of interest during the evaluation and negotiation of the Business Combination and concluded that the potentially disparate interests would be mitigated and that “the majority of these interests were disclosed in the prospectus for the IPO” and “all of these interests would be included in this proxy statement/prospectus.” Revise to expand your disclosure to more fully describe the interests and discuss how Compute Health’s Board considered those conflicts of interest in negotiating and recommending the business combination.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 198 of the Registration Statement accordingly.

Division of Corporation Finance

Office of Industrial Applications and Services

United States Securities and Exchange Commission

May 12, 2023

Certain Projected Financial Information, page 178

20.

We note that you have provided projections of estimated total revenues, gross profit, and sales and marketing expenses for the years ended December 31, 2022, 2023 and 2024. Please revise your disclosure to provide more specific assumptions to enhance an investors understanding of the basis for your projections. We refer you to the Commissions guidance regarding projections provided in Item 10(b)(3) of Regulation S- K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 211-212 of the Registration Statement accordingly.

21.

We note that you present projections of Adjusted EBITDA, Adjusted EBIT, and Free Cash Flow. Please revise to provide a clear definition of each non-GAAP measure, including how it was calculated, a description of the GAAP financial measure to which it is most closely related, and an explanation of why the non-GAAP financial measure was used instead of GAAP measure.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that footnotes 1 and 2 to the table appearing on page 210 of the Registration Statement include definitions of Adjusted EBITDA and Adjusted EBIT, respectively. Footnote 1 to the table appearing on page 210 of the Registration Statement includes a definition of Free Cash Flow. In addition, the Company respectfully advises the Staff that it has revised the disclosure on page 211 of the Registration Statement in response to the Staff’s comment in order to expand these definitions and to provide an explanation of why these non-GAAP financial measures were used instead of GAAP measures.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Compute Health

Critical Accounting Policies

Offering Costs Associated With the Initial Public Offering, page 262

22.

We note that the underwriter has waived any entitlement it may have to the deferred underwriting commissions and the deferred underwriting fee liability was reversed in the year ended December 31, 2022. As a result, the amount allocated to Public Warrants was recorded as a gain and the amount allocated to the Class A common stock was included in additional paid-in capital. Please explain to us the basis for your accounting treatment for the reversal.

Response:

The Company respectfully acknowledges the Staff’s comment. To record the initial underwriting fees, Compute Health considered the guidance of ASC 470, ASC 340-10-S99 and SAB Topic 5A when recording the offering costs for the sales of equity and warrants. A portion of the underwriting fee was allocated to the Compute Health Warrants and a portion allocated to equity. The total amount of deferred underwriting fee recorded was $30,187, 500 (the “Deferred Underwriting Fee”) and had been recorded as a liability on the balance sheet. The Deferred Underwriting Fee represented offering costs allocated to the Compute Health Class A Common Stock that were charged to additional paid in capital of $28,780,994 and offering costs allocated to the Compute Health Public Warrants of $1,406,506 that were re corded as an expense in the account Financing Cost – derivative warrant liability.

When the underwriter waived any entitlement to the Deferred Underwriting Fee, the Company determined that the appropriate method to account for this waiver was to record it in the same accounts that the original entries of the Deferred Underwriting Fee were recorded. Therefore, there was a reversal of expense of $1,406,506 that was recorded in the income statement as well as an entry to additional paid in capital of $28,780,994.

The allocation made is consistently applied on the recognition and during the derecognition of this offering cost.

Division of Corporation Finance

Office of Industrial Applications and Services

United States Securities and Exchange Commission

May 12, 2023

Overview, page 265

23.

We note that you “believe the VCS can potentially be a platform for optimal long-term follow up after other medical and surgical weight loss interventions in the future.” Please revise your disclosure to discuss any material steps taken toward this plan or state that there have been none.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 311 and 330 of the Registration Statement accordingly.

Information about Allurion

Our Platform, page 268

24.

You state that the Allurion Balloon is swallowed as a capsule under the guidance of a health care provider without surgery, endoscopy, or anesthesia and the placement takes approximately 15 minutes during an outpatient visit. Please clarify whether this time varies between outpatient offices.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 306 and 309 of the Registration Statement accordingly.

Intellectual Property, page 276

25.

We note that you own a number of patents and trademarks across multiple jurisdictions. Please revise to disclose the owned patents, type of patent protection, identification number, jurisdiction in which the protection is held, and patent expiration dates. Please also update your discussion to include the timeline of your specific trademarks, whether they are currently in active use, and whether they must be in continued use or will be maintained until a third-party challenge. In this regard, a tabular format may be useful.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 317-318 of the Registration Statement accordingly.

Division of Corporation Finance

Office of Industrial Applications and Services

United States Securities and Exchange Commission

May 12, 2023

Allurion Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-13

26.

We note from your disclosure that you provide customers purchasing the Allurion Gastric Balloon with an implied license for access to your VCS software and that this implied software license was given to customers for no additional consideration and was not negotiated as part of the customer’s contracts. We also note that you determined that the estimated standalone selling price of the implied license is immaterial to the total contract consideration and that you concluded that the VCS software is an immaterial promise and is not a separate performance obligation. In that regard, explain to us any additional services you must provide or obligations you have related to the implied license to the VCS software and how you applied the guidance in ASC 606-10-32 31 through 35.

Response: The Company respectfully acknowledges the Staff’s comment. As noted by the Staff, the Company disclosed that the implied license for access to its VCS software is an immaterial promise and is not a separate performance obligation for customers purchasing the Allurion Gastric Balloon. In reaching this conclusion, the Company considered why the VCS software is provided to patients and providers free of charge. The VCS software is comprised of a clinic dashboard for providers and the Allurion App (the “App”) for patients. The VCS software was initially developed for internal use to collect and analyze weight-loss data. The Company later began providing free access to the App for patients to monitor and track their weight-loss progress. The Company then began offering the clinic dashboard to providers free of charge as a tool for clinics to leverage with their balloon patients. For providers to utilize and benefit from the clinic dashboard, patients need to access the App, which is not needed or required as part of the Allurion Gastric Balloon treatment. In other words, the Allurion Gastric Balloon treatment can be completed without ever accessing the clinic dashboard or the App. The clinic dashboard and the App are remote patient monitoring tools that can be used to provide additional insights to patients and providers regarding a patient’s weight, body fat, activity, sleep, and other metrics, as well as offer real-time access to patient data and A-I powered analytics. However, the software and its features are not necessary for the balloon treatment to be effective, and many clinics have not used the clinic dashboard despite having access. Additionally, the App is available for download free of charge through a mobile device. As such, individuals not purchasing the Allurion Gastric Balloon are able to use the App free of charge and link health data through Apple Health and Fitbit and receive similar functionality to that of balloon customers. Further, as it relates to the implied license to the VCS software, the Company hosts the data that is shown in the clinic dashboard. In the future, the Company expects to continue to develop the VCS software and sell the VCS software as a commercial product for optimal long-term follow up after other medical and surgical weight loss interventions. As part of this commercial development, the Company anticipates collaborating with Medtronic to develop bundled offerings that include the VCS software. Based on this assessment, the Company determined the implied license to VCS to be immaterial in the context of the contract with customers purchasing the Allurion Gastric Balloon, and as such did not allocate any value to the implied VCS license under ASC 606-10-32 31 through 35.

Division of Corporation Finance

Office of Industrial Applications and Services

United States Securities and Exchange Commission

May 12, 2023

Note 3. Revenue, page F-17

27.

A significant percentage of your revenue is included in the table under all other countries. Please tell us how you considered the guidance in ASC 606-10-50 and 280-10-50-41 related to separately disclosing these countries.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that approximately 22% of the Company’s total 2021 revenues relate to sales in Chile and Spain with the remainder of its revenues distributed over the various countries in which the Company conducts business. In determining the level of disaggregation to present geographic revenue information by individual foreign country in its revenue and entity-wide segment disclosures in accordance with ASC 606-10-50 and 280-10-50-41, the Company considered the materiality of the revenues attributable to each country in which it conducts business compared to its consolidated total revenue. The Company’s consideration of materiality included assessing how its Chief Operating Decision Maker reviews financial information to make decisions on the allocation of resources and assessment of performance, whether the presentation of revenues for any individual foreign country would impact decisions made by the users of the Company’s financial statements and whether the exclusion of such information would prevent a reader from obtaining a reasonable understanding of the Company’s operating results. Based on that review, the Company determined disclosing countries which represent 10% or more of revenue was appropriate. Chile and Spain each accounted for over 10% of the Company’s total revenues, with the remaining 78% of its revenues derived from more than 40 individual countries. No individual country other than those named accounted for greater than 10% of the Company’s total revenues.

Based on the size of the revenues attributable to any individual foreign country that was not separately disclosed, the Company did not consider the presentation of further geographic information by individual country to be material to a reader of its financial statements, and, therefore, it did not disclose revenues attributable to individual foreign countries except for those in Chile and Spain in its financial statements. In preparation of the Company’s consolidated financial statement as of and for the year ended December 31, 2022, revenues generated in France accounted for greater than 10% of consolidated revenue and therefore, the Company has now disclosed the comparative amount for the year ended December 31, 2021 within the Registration Statement. Additionally, the Company has included further disclosure within the Registration Statement around the disaggregation of revenues within “All other countries.” The Company will continue to monitor revenues in all countries and will separately disclose in future filings revenues attributable to any individual foreign country for which revenues exceed 10% of the Company’s total revenues or that it otherwise deems to be material.

Division of Corporation Finance

Office of Industrial Applications and Services

United States Securities and Exchange Commission

May 12, 2023

Note 16. Subsequent Events

Proposed Merger, page -35

28.

We see that you entered into a revenue interest financing agreement with RTW, pursuant to which RTW agreed to pay you an aggregate of $40.0 million concurrent with the closing of the Business Combination, in exchange for the receipt of future revenue interest payments on all current and future products and digital solutions developed and to be developed by the company until 2030. Please revise to disclose all significant terms related to this financing agreement and explain to us how you will account for the agreement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-43 of the Registration Statement accordingly.

29.	In this regard, please revise to disclose specific details of the RTW Side Letter and tell us your planned accounting treatment.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-44 of the Registration Statement accordingly.

General

30.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Sponsor is likely a foreign person as one of its three managers is a U.K. national. The Sponsor in turn currently owns 21,442,500 shares of Class B Common Stock and 12,833,333 Compute Health Private Warrants and therefore it is likely that CFIUS could find Compute Health to be a foreign person. In response to the Staff’s comment, the Company has revised the disclosure on pages 139-140 of the Registration Statement to include a Risk Factor discussing the potential risks in accordance with the Staff’s comment.

Division of Corporation Finance

Office of Industrial Applications and Services

United States Securities and Exchange Commission

May 12, 2023

31.

Please provide us with copies of the materials that your financial advisor prepared and shared with your board in connection with this transaction, including any board books, transcripts and summaries of oral presentations made to the board. We may have additional comments after we review those materials.

Response: In response to the Staff’s comment, materials prepared by each of Lincoln and Credit Suisse, as Compute Health’s financial advisors, and presented to Compute Health’s board of directors, will be provided to the Staff under separate cover from (i) in the case of the materials prepared by Lincoln, Lincoln’s legal counsel and (ii) in the case of the materials prepared by Credit Suisse, Compute Health’s legal counsel, in each case, on a supplemental basis. Such supplemental submissions will include a request that the materials be kept confidential pursuant to the provisions of 17 C.F.R. Section 200.83 and Rule 418 under the Securities Act of 1933, as amended, and that such materials be returned promptly following completion of the Staff’s review thereof pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended. Such materials are not, and will not be, filed with or deemed to be part of the Draft Registration Statement, the Registration Statement or any amendments thereto.

32.	Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise of all securities.

Response: The Company respectfully acknowledges the Staff’s comment and has updated the disclosure in Note 2 of the Unaudited Pro Forma Condensed Combined Financial Information appearing on pages 281-282 of the Registration Statement accordingly.

33.	It appears that you will adopt an amended and restated charter. Revise to include the form of amended and restated certificate of incorporation as an annex to your filing.

Response: The Company respectfully advises the Staff that the form of amended and restated certificate of incorporation has been included as Annex B to the proxy statement/prospectus that forms a part of the Registration Statement in response to the Staff’s comment.

*****

Please contact the undersigned at (617) 570-1724 or via email at PRosie@goodwinlaw.com if you have any questions with respect to the foregoing.

Very truly yours,

/s/ Paul R. Rosie
Paul R. Rosie

cc:	Shantanu Gaur, Chief Executive Officer, Allurion Technologies, Inc.

Chris Geberth, Chief Financial Officer, Allurion Technologies, Inc.

Danielle Lauzon, Goodwin Procter LLP